Filed by Merchants Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merchants Bancshares, Inc.

Commission File No.: 0-11595

Merger Related FAQs November 23, 2016

•                  Will we still have employee reviews as normal in 2017?

•                  Yes, employee evaluations will be completed as usual in 2017.

•                  What are the Combined Time Off (CTO) options for 2016 and 2017?

•                  The normal buy-back and carry-over options will exist as detailed in the CTO Policy in the Employee Manual.

•                  Will we still follow our department training plans going forward?

•                  It is business as usual and employees are expected to complete all required training.

•                  What will the timing be on the payout/conversion of our Merchants Bank shares at the close that are held in employees’ individual 401(k) plan accounts?

•                  Participants of the 401(k) plan who hold shares of MBVT stock in their individual 401(k) plan accounts will be eligible for the same elections/alternatives as disclosed in the merger announcement press release. We will communicate with participants as we get closer to the merger close date.

•                  How will group benefits (medical, dental, etc.) be handled for 2017?

•                  Our current medical and 401(k) plans/providers will remain in place, and the HRA plan will be funded as usual for 2017.  More details on Community benefit plans and programs will be provided in early 2017.

•                  Does Community have a 401(k) match?

•                  Yes, they have a match formula that provides the same maximum match of up to 4.5% of compensation, as long as participants contribute 6% of their pay.

•                  Will outstanding 401(k) loans need to be paid in full or be refinanced?

•                  401(k) loans will not need to be paid off before plan conversion. When the plan converts into the Community 401(k) ESOP, existing participant loans will also be converted.

Merger Related FAQs November 23, 2016

•                  Will my United Way pledge for 2017 come out of my severance pay?

•                  No, only tax related or legally required deductions will be taken from severance payments (e.g., no medical, 401(k), United Way, etc.)

•                  What are the qualifications for receiving the 12/30/16 incentive payout?

•                  The usual annual incentive Program Eligibility guidelines will be used to calculate the incentive payments.

•                  How will severance pay be calculated?

•                  If your employment is terminated by Community without cause within one year following completion of the transaction, you will be eligible to receive two weeks of weekly base salary for each continuous year of service, with a minimum of four weeks and a maximum of 26 weeks.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Merchants Bancshares, Inc. (“Merchants”) and Community Bank System, Inc. (“Community”).  In connection with the proposed merger, Community will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Merchants and a prospectus of Community, as well as other relevant documents concerning the proposed merger.  Investors and stockholders are urged to read the registration statement and the proxy statement/prospectus and the other relevant materials filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the proxy statement/prospectus, when available, as well as other filings containing information about Merchants and Community, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, when available, free of charge from Merchants at www.mbvt.com under the heading “Investor Relations” and then “SEC Filings” or from Community by accessing its website at www.communitybankna.com under the heading of “Investor Relations” and then “SEC Filings & Annual Report.”  Copies of the proxy statement/prospectus can also be obtained, free of charge and when available, by directing a request to Merchants Bancshares, Inc., P.O. Box 1009, Burlington, Vermont 05402, Attention: Investor Relations, Telephone: (900) 322-5222 or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282.

PARTICIPANTS IN SOLICITATION

Merchants and Community and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stockholders of Merchants in connection with the proposed merger.  Information about the directors and executive officers of Merchants and their ownership of Merchants common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 15, 2016 and the definitive additional proxy soliciting materials for the Company’s 2016 annual meeting of stockholders, as filed with the SEC on May 3, 2016.  Information about the directors and executive officers of Community and their ownership of Community common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 1, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed

Merger Related FAQs November 23, 2016

merger when it becomes available.  Free copies of this document when available may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Community and Merchants. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results.  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  Forward-looking statements can be identified by the use of the words “will,” “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import.  Certain factors that could cause actual results to differ materially from expected results include: failure to obtain the approval of the stockholders of Merchants in connection with the proposed merger;  the timing to consummate the proposed merger;  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to successfully integrate operations in the proposed merger; the effect of the announcement of the proposed merger on the ability of Merchants to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; changes in legislation or regulatory requirements; and other risks and uncertainties disclosed from time to time in documents that Merchants files with the SEC.  Except as required by law, Merchants does not assume any duty to update forward-looking statements.